Exhibit 99.24

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company, nor is it any solicitation of any vote or approval in any jurisdiction.

This joint announcement is not for release, publication or distribution in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

廣東東陽光藥業股份有限公司 SUNSHINE LAKE PHARMA CO., LTD. (a company incorporated in the People’s Republic of China with limited liability)	宜昌東陽光長江藥業股份有限公司 YICHANG HEC CHANGJIANG PHARMACEUTICAL CO., LTD. (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1558)

JOINT ANNOUNCEMENT IN RESPECT OF

THE SPECIAL DIVIDEND

Financial adviser to the Offeror

Financial Adviser to the Company

INTRODUCTION

Reference is made to (i) the announcement published by YiChang HEC ChangJiang Pharmaceutical Co., Ltd. (the “Company”) pursuant to Rule 3.7 of the Takeovers Code on 8 March 2024; (ii) the announcement jointly published by Sunshine Lake Pharma Co., Ltd. (the “Offeror”) and the Company on 10 May 2024 (the “Joint Announcement”) in relation to the Merger; (iii) the composite document dated 30 June 2025 jointly issued by the Offeror and the Company in relation to the Merger (the “Composite Document”), the notice of Extraordinary General Meeting, the notice of the H Shareholders’ Class Meeting; and (iv) the joint announcement published by the Offeror and the Company on 21 July 2025 in relation to, among others, the poll results of the EGM and the H Shareholders’ Class Meeting and the exercise of the Right (the “Poll Results Announcement”). Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Composite Document.

SPECIAL DIVIDEND PAYMENT DATE

The Special Dividend will be paid on Friday, 31 October 2025 to all Shareholders whose names appear on the register of members of the Company (other than the Offeror and its subsidiaries) on Monday, 4 August 2025.

ARRANGEMENTS FOR WITHHOLDING AND PAYMENT OF INCOME TAX ON SPECIAL DIVIDEND

According to relevant tax rules and regulations in the PRC (collectively referred to as the “PRC Tax Law”), the Company is required to withhold and pay enterprise income tax at the rate of 10% when distributing dividends to overseas non-resident enterprise H Shareholders whose names appear on the register of members for H Shares of the Company. Any H Shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other attorneys or trustees, or other organizations or groups, will be treated as Shares being held by non-resident enterprise Shareholders, but excluding any H Shares of the Company registered in the name of HKSCC Nominees Limited which are held by China Securities Depository and Clearing Corporation Limited as nominee Shareholder on behalf of investors of Southbound Trading.

In accordance with the PRC Tax Law, the Company is required to withhold individual income tax when distributing dividends to overseas non-resident individual H Shareholders whose names appeared on the register of members for H Shares of the Company. The Company will determine the country of domicile of the individual H Shareholders and follow the following arrangements:

1.	for individual H Shareholders who are Hong Kong and Macau residents and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of them;

2.	for individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of them;

3.	for individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of higher than 10% but lower than 20%, the Company would withhold and pay the individual income tax in accordance with the effective tax rate stipulated in the relevant tax treaty; and

4.	for individual H Shareholders who are residents of those countries without any tax treaties with the PRC or having tax treaties with the PRC stipulating a dividend tax rate of 20% and other situations, the Company would withhold and pay the individual income tax at a tax rate of 20% on behalf of them.

If the aforementioned overseas non-resident enterprise H Shareholders and overseas non-resident individual H Shareholders are resident enterprise Shareholders or resident individual Shareholders of those countries which have entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, they may apply to the competent PRC tax authorities by themselves or through the Company for refund of the overpaid tax after receiving the dividends. The Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the tax treaties.

In accordance with the PRC Tax Law, for dividends received by domestic individual investors from investing in H Shares listed on the Hong Kong Stock Exchange through the Shanghai — Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect, the Company shall withhold and pay the individual income tax at the rate of 20% on behalf of the investors. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax credit relating to the withholding tax already paid abroad. For dividends received by domestic securities investment funds from investing in Shares listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect, the individual income tax payable shall be the same as that for individual investors. For dividends received by domestic enterprise investors from investing in H Shares listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect, the Company will not withhold the enterprise income tax for the dividends, and such enterprise investors shall report and pay relevant tax by themselves. Any dividend received in respect of H Shares of the Company which have been continuously held by a domestic enterprise Shareholder for 12 months shall be exempted from enterprise income tax.

H Shareholders are advised to consult their tax advisors regarding the tax implications in the PRC, Hong Kong and other countries (regions) arising from the ownership and disposal of H Shares. The Company assumes no responsibility for any claims arising from any delay in or inaccurate determination of the status of the Shareholders or any disputes over the withholding and payment mechanism.

CLOSURE OF REGISTER OF MEMBERS OF THE COMPANY

For the purpose of determining the H Shareholders’ entitlements to receive the Special Dividend and the Share Exchange Shareholders’ entitlements to receive the Offeror H Shares, the register of members of the Company will be closed from Monday, 4 August 2025 onwards. After such date, no transfer of H Shares will be effected. In order to qualify for said entitlements, H Shareholders should ensure that the transfer of H Shares to them are lodged with the H Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong for registration in their names or in the names of their nominees no later than 4:30 p.m. on Friday, 1 August 2025.

NOTICE TO U.S. H SHAREHOLDERS

The Merger will be implemented by way of a merger by absorption provided for under the laws of the PRC, which will involve the exchange of securities of two companies incorporated in the PRC with limited liability and the cancellation of the securities of a company incorporated in the PRC with limited liability. The Merger is subject to Hong Kong disclosure requirements, which are different from those of the United States. The financial information included in the Company’s announcements and the Composite Document has been prepared in accordance with IFRS and thus may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

U.S. H Shareholders may encounter difficulty enforcing their rights and any claims arising out of the U.S. federal securities laws, as the Offeror and the Company are located in a country outside the United States and some or all of their respective officers and directors may be residents of a country other than the United States. U.S. H Shareholders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, U.S. H Shareholders may encounter difficulty compelling a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

In accordance with the Takeovers Code and Rule 14e-5(b) of the U.S. Exchange Act, CICC and its affiliates may continue to act as exempt principal traders in the Shares on the Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, provided that any such purchase or arrangement complies with applicable law, including but not limited to the Takeovers Code, and is made outside the United States. Any information about such purchases will be reported to the SFC in accordance with the requirements of the Takeovers Code and, to the extent made public by the SFC, will be available on the website of the SFC at http://www.sfc.hk and the Stock Exchange at www.hkexnews.hk.

By order of the board of Sunshine Lake Pharma Co., Ltd. ZHANG Yingjun Chairman	By order of the board of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. TANG Xinfa Chairman

Hubei, the PRC

31 July 2025

As at the date of this joint announcement, the Offeror’s directors are Dr. ZHANG Yingjun, Dr. LI Wenjia, Mr. ZHANG Yushuai, Mr. TANG Xinfa, Mr. ZHU Yingwei, Mr. ZENG Xuebo, Ms. DONG Xiaowei, Ms. WANG Lei, Dr. LI Xintian, Dr. MA Dawei, Dr. YIN Hang Hubert and Dr. LIN Aimei. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than in relation to the Company or the Directors in their capacity as such) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Company or the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any of the statements in this joint announcement misleading.

As at the date of this joint announcement, the Board consists of Mr. JIANG Juncai, Mr. WANG Danjin, Mr. LI Shuang and Mr. CHEN Hao as executive Directors; Mr. TANG Xinfa as non-executive Director; and Mr. TANG Jianxin, Ms. XIANG Ling and Mr. LI Xuechen as independent non-executive Directors. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than in relation to the Offeror or its directors in their capacity as such) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Offeror or its directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any of the statements in this joint announcement misleading.